UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of November 2015
Commission File Number 001-33161
NORTH AMERICAN ENERGY PARTNERS INC.
Suite 300, 18817 Stony Plain Road
Edmonton, Alberta T5S 0C2
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

1.	Interim consolidated financial statements of North American Energy Partners Inc. for the three and nine months ended September 30, 2015.

2.	Management’s Discussion and Analysis for the three and nine months ended September 30, 2015.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ Rob Butler
Name:	Rob Butler
Title:	Vice President, Finance
Date: November 3, 2015

NORTH AMERICAN ENERGY PARTNERS INC.
Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2015
(Expressed in thousands of Canadian Dollars)
(Unaudited)

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	September 30, 2015	December 31, 2014
Assets
Current assets
Cash	$33,191	$956
Accounts receivable	27,862	66,503
Unbilled revenue	18,602	43,622
Inventories	2,348	7,449
Prepaid expenses and deposits	2,052	2,253
Assets held for sale	512	29,589
Deferred tax assets	6,113	5,609
	90,680	155,981
Plant and equipment (net of accumulated depreciation of $186,856, December 31, 2014 – $173,537)	250,217	260,898
Other assets	7,462	9,755
Deferred tax assets	20,210	29,947
Total assets	$368,569	$456,581
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$25,972	$58,089
Accrued liabilities	11,631	14,997
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	1,237	—
Current portion of capital lease obligation	21,957	22,201
Current portion of long term debt (note 4(a))	4,284	—
Deferred tax liabilities	3,554	20,056
	68,635	115,343
Long term debt (note 4(a))	45,286	64,269
Capital lease obligation	28,032	41,854
Other long term obligations	2,216	3,459
Deferred tax liabilities	49,552	42,077
	193,721	267,002
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – September 30, 2015 – 33,528,901 (December 31, 2014 – 34,923,916)) (note 7(a))	278,720	290,800
Treasury shares (September 30, 2015 - 1,248,579 (December 31, 2014 - 589,892))(note 7(a))	(5,933)	(3,685)
Additional paid-in capital	28,175	19,866
Deficit	(126,114)	(117,402)
	174,848	189,579
Total liabilities and shareholders’ equity	$368,569	$456,581
Subsequent events (note 7(d))
See accompanying notes to interim consolidated financial statements.

NOA

Interim Consolidated Statements of Operations and
Comprehensive (Loss) Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Revenue	$66,807	$134,675	$216,288	$358,598
Project costs	30,235	70,470	93,219	157,823
Equipment costs	19,127	36,497	70,438	128,509
Depreciation	10,074	10,906	29,693	30,992
Gross profit	7,371	16,802	22,938	41,274
General and administrative expenses	5,981	6,522	19,560	27,590
Loss (gain) on disposal of plant and equipment	11	11	(14)	745
(Gain) loss on disposal of assets held for sale	(82)	39	(390)	(43)
Amortization of intangible assets	507	547	1,481	2,420
Operating income before the undernoted	954	9,683	2,301	10,562
Interest expense, net (note 6)	3,137	3,181	8,322	9,017
Foreign exchange loss (gain)	19	(5)	(45)	18
Loss on debt extinguishment (note 4(c))	570	—	576	304
(Loss) income before income taxes	(2,772)	6,507	(6,552)	1,223
Income tax (benefit) expense
Current	(910)	(4)	—	(87)
Deferred	248	1,704	206	473
Net (loss) income and comprehensive (loss) income	(2,110)	4,807	(6,758)	837
Per share information
Net (loss) income - basic (note 7(b))	$(0.07)	$0.14	$(0.21)	$0.02
Net (loss) income - diluted (note 7(b))	$(0.07)	$0.13	$(0.21)	$0.02

Cash dividends per share (note 7(d))	$0.02	$0.02	$0.06	$0.06
See accompanying notes to interim consolidated financial statements.

2

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Deficit	Total
Balance at December 31, 2013	$290,517	$—	$14,750	$(113,432)	$191,835
Net loss	—	—	—	837	837
Exercised stock options	4,419	—	(1,674)	—	2,745
Exercised senior executive stock options	—	—	—	—	—
Stock-based compensation	—	—	3,144	—	3,144
Dividends	—	—	—	(2,104)	(2,104)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation	—	(2,463)	—	—	(2,463)
Balance at September 30, 2014	$294,936	$(2,463)	$16,220	$(114,699)	$193,994

Balance at December 31, 2014	$290,800	$(3,685)	$19,866	$(117,402)	$189,579
Net loss	—	—	—	(6,758)	(6,758)
Exercised options	137	—	(55)	—	82
Stock-based compensation	—	99	1,250	—	1,349
Dividends (note 7(d))	—	—	—	(1,954)	(1,954)
Share purchase programs (note 7(c))	(12,217)	—	7,114	—	(5,103)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 7(a))	—	(2,347)	—	—	(2,347)
Balance at September 30, 2015	$278,720	$(5,933)	$28,175	$(126,114)	$174,848
See accompanying notes to interim consolidated financial statements.

3

NOA

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Cash provided by (used in):
Operating activities:
Net (loss) income	$(2,110)	$4,807	$(6,758)	$837
Adjustments to reconcile to net cash from operating activities:
Depreciation	10,074	10,906	29,693	30,992
Amortization of intangible assets	507	547	1,481	2,420
Amortization of deferred financing costs (note 6)	1,352	321	1,854	1,167
Lease inducement paid on sublease	—	—	(107)	(1,200)
Loss (gain) on disposal of plant and equipment	11	11	(14)	745
(Gain) loss on disposal of assets held for sale	(82)	39	(390)	(43)
Loss on debt extinguishment	570	—	576	304
Stock-based compensation expense	730	(405)	1,081	5,488
Cash settlement of share based compensation	(304)	—	(1,557)	(2,796)
Other adjustments	23	23	68	21
Deferred income tax expense	248	1,704	206	473
Net changes in non-cash working capital (note 8(b))	3,943	(19,106)	38,474	(8,779)
	14,962	(1,153)	64,607	29,629
Investing activities:
Purchase of plant and equipment	(6,451)	(11,685)	(19,980)	(29,034)
Additions to intangible assets	(214)	(60)	(739)	(551)
Proceeds on disposal of plant and equipment	—	433	101	1,086
Proceeds on disposal of assets held for sale	238	348	30,386	1,212
	(6,427)	(10,964)	9,768	(27,287)
Financing activities:
Repayment of Credit Facility	(357)	(25,000)	(5,893)	(25,000)
Increase in Credit Facility	30,000	34,442	30,000	34,442
Financing costs	(665)	(87)	(665)	(87)
Redemption of Series 1 Debentures	(38,121)	—	(39,382)	(10,304)
Proceeds from option exercised	—	516	83	2,745
Dividend payment (note 7(d))	(649)	(704)	(2,005)	(1,402)
Share Purchase Program (note 7(c))	(461)	—	(5,103)	—
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 7(a))	(58)	(788)	(2,347)	(2,463)
Repayment of capital lease obligations	(5,705)	(5,503)	(16,828)	(13,512)
	(16,016)	2,876	(42,140)	(15,581)
(Decrease) increase in cash	(7,481)	(9,241)	32,235	(13,239)
Cash, beginning of period	40,672	9,744	956	13,742
Cash, end of period	$33,191	$503	$33,191	$503
Supplemental cash flow information (note 8(a))
See accompanying notes to interim consolidated financial statements.

4

Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2015
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
1) Nature of operations
North American Energy Partners Inc. ("the Company") provides a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.
2) Basis of presentation
These unaudited interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP") for interim financial statements and do not include all of the disclosures normally contained in the Company’s annual consolidated financial statements and as such these interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2014.
3) Recent accounting pronouncements
a) Issued accounting pronouncements not yet adopted
i) Revenue from contracts with customers
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). This accounting standard updates the revenue recognition guidance to require that entities recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU provides specific steps that entities should apply to recognize revenue. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606), Deferral of the Effective Date which defers the effective date of ASU No. 2014-09 for all entities by one year, making these ASUs effective commencing January 1, 2018. The Company has not yet selected a transition method and is currently assessing the impact the adoption of this standard will have on its consolidated financial statements.
ii) Compensation - Stock Compensation
In May 2014, the FASB issued ASU No. 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This accounting standard update requires that performance targets affecting vesting of stock awards which could be achieved after the requisite service period be treated as a performance condition. Currently, US GAAP does not provide specific guidance regarding treatment of performance targets that could be achieved after the service period. This ASU will be effective commencing January 1, 2016, with early adoption permitted. The Company is currently assessing the impact the adoption of this standard will have on its consolidated financial statements.
iii) Consolidation - Amendments to the Consolidation Analysis
In February 2015, the FASB issued ASU No. 2015-02, Consolidation - Amendments to the Consolidation Analysis (Subtopic 810). The amendments in the update provide a revised model to reevaluate the consolidation of a reporting entity's legal entities. Specifically, the amendments affect the following areas: 1) limited partnerships and similar legal entities; 2) evaluating fees paid to a decision maker or a service provider as a variable interest; 3) the effect of fee arrangements on the primary beneficiary determination; 4) the effect of related parties on the primary beneficiary determination; and 5) certain investment funds. This ASU will be effective commencing January 1, 2016, with early adoption permitted. The Company is currently assessing the impact the adoption of this standard will have on its consolidated financial statements.

5

NOA

iv) Interest - Imputation of Interest
In April 2015, the FASB issued ASU No. 2015-03, Interest - Imputation of Interest (Subtopic 835-30). The amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. Amortization of the debt issuance costs are to be reported as interest expense. In August 2015, the FASB issued ASU No. 2015-15, Imputation of Interest (Subtopic 835-30). The amendments in this update discuss debt issuance costs related to line-of-credit arrangements and recommend that an entity defer and present debt issuance costs as an asset and subsequently amortize the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. These ASUs will be effective commencing January 1, 2016, with early adoption permitted for financial statements that have not been previously issued. The Company is currently assessing the impact the adoption of this standard will have on its consolidated financial statements.
4) Long term debt
a) Long term debt amounts are as follows:
Current:

	September 30, 2015	December 31, 2014
Credit Facility (note 4(b))	$4,284	$—
Long term:

	September 30, 2015	December 31, 2014
Credit Facility (note 4(b))	$25,359	$5,536
Series 1 Debentures (note 4(c))	19,927	58,733
	$45,286	$64,269
b) Credit Facility

	September 30, 2015	December 31, 2014
Term Loan	$29,643	$—
Revolver	—	5,536
Total Credit Facility	29,643	5,536
Less: current portion	(4,284)	—
	$25,359	$5,536
On July 8, 2015, the Company entered into the Sixth Amended and Restated Credit Agreement ("the Credit Facility") with the existing banking syndicate, replacing the Fifth Amended and Restated Credit Agreement (the "Previous Credit Facility"). The Credit Facility provides for borrowings of up to $100.0 million, contingent upon the value of the borrowing base as defined by the Credit Facility. This facility matures on September 30, 2018.
The Credit Facility is composed of a $70.0 million revolving loan (the "Revolver") that will support borrowing and letters of credit and a $30.0 million term loan ("Term Loan") to support the redemption of the Company's unsecured Series 1 Senior Debentures. The Term Loan is to be repaid based on an 84 month amortization schedule and prepaid by an annual sweep of 25% of consolidated excess cash flow as defined in the Credit Facility. The Credit Facility provides pre-approval for the redemption of the Series 1 Debentures in an amount up to $40.0 million and requires that the principal on the Series 1 Debentures be reduced to a maximum outstanding face value of $20.0 million by June 30, 2016.
The Credit Facility provides a borrowing base determined by the value of receivables, inventory, unbilled revenue and equipment. Under the terms of the agreement, the Senior Leverage Ratio is to be maintained at less than 3.5:1 through December 31, 2016 and thereafter reduced to a ratio of less than 3.0:1, while the Fixed Charge Ratio is to be maintained at a ratio greater than 1.0:1.

6

As of September 30, 2015, there was $2.4 million in letters of credit issued under the Revolver and a $29.6 million unpaid balance for the Term Loan. The September 30, 2015 borrowing base allowed for a maximum draw of $95.2 million. At September 30, 2015, the Company’s unused borrowing availability under the Revolver was $63.2 million. As at September 30, 2015, the Company was in compliance with the covenants.
As at December 31, 2014, under the Previous Credit Facility, there was a $5.5 million drawdown against the revolving facility under Tranche A of the First Amending Agreement to the Fifth Amended and Restated Credit Agreement (the "Previous Credit Facility") and there was $5.1 million of issued and undrawn letters of credit under Tranche B. As at December 31, 2014 the Company's unused borrowing availability under the revolving facility was $54.5 million.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the Credit Facility), plus applicable margins. In each case, the applicable pricing margin depends on the Company’s Total Debt to trailing 12-month Consolidated EBITDA ratio as defined in the Credit Facility. The Credit Facility is secured by a first priority lien on all of the Company’s existing and after-acquired property.
c) Series 1 Debentures
The Series 1 Debentures bear interest of 9.125% and mature on April 7, 2017. Interest is payable in equal installments semi-annually in arrears on April 7 and October 7 in each year.
On August 14, 2015, the Company redeemed $37.5 million of the Series 1 Debentures on a pro rata basis for 101.52% of the principal amount, plus accrued and unpaid interest and recorded a loss on debt extinguishment of $0.6 million. On September 28, 2015 the Company repurchased $0.1 million of the Series 1 Debentures at par, plus accrued and unpaid interest in a market transaction. In April 2015, the Company repurchased a total of $1.3 million of principal amount of Series 1 Debentures in two separate market transactions. Of that amount $1.0 million was repurchased on April 6, 2015 at a price of $100.50 per $100 of face value and $0.3 million was repurchased on April 16, 2015 at par.
5) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.
The fair values of the Company’s cash, accounts receivable, unbilled revenue, accounts payable and accrued liabilities approximate their carrying amounts due to the relatively short periods to maturity for the instruments. The fair value of the Credit Facility approximates its carrying value as it is subject to floating market interest rates. During the three and nine months ended September 30, 2015 and September 30, 2014, the Company did not record any fair value adjustments related to non-financial assets and liabilities measured at fair value on a nonrecurring basis.
Financial instruments with carrying amounts that differ from their fair values are as follows:

	September 30, 2015		December 31, 2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Capital lease obligations (i)	$49,989	$49,505	$64,055	$58,951
Series 1 Debentures (ii)	19,927	19,927	58,733	58,733

(i)
The fair values of amounts due under capital leases are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rates currently estimated to be available for instruments with similar terms.

(ii)	The fair value of the Series 1 Debentures is based upon the period end market price.

7

NOA

6) Interest expense, net

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Interest on capital lease obligations	$728	$903	$2,396	$2,234
Amortization of deferred financing costs	1,352	321	1,854	1,167
Interest on Credit Facility	248	322	668	822
Interest on Series 1 Debentures	879	1,483	3,534	4,696
Interest on long term debt	$3,207	$3,029	$8,452	$8,919
Other interest (income) expense	(70)	152	(130)	98
	$3,137	$3,181	$8,322	$9,017
7) Shares
a) Common shares
Issued and outstanding:
The Company is authorized to issue an unlimited number of voting and non-voting common shares.

	Common shares	Treasury shares	Common shares outstanding, net of treasury shares
Voting common shares
Number of common shares outstanding as at December 31, 2014	34,923,916	(589,892)	34,334,024
Issued upon exercise of stock options	30,080	—	30,080
Purchase of treasury shares for settlement of certain equity classified stock-based compensation	—	(679,090)	(679,090)
Transfers of common shares by the trust to settle equity classified stock-based compensation obligations	—	20,403	20,403
Retired through share Purchase Program (note 7(c))	(1,425,095)	—	(1,425,095)
Issued and outstanding at September 30, 2015	33,528,901	(1,248,579)	32,280,322
On June 12, 2014, the Company entered into a trust fund agreement whereby the trustee will purchase and hold common shares, which were classified as treasury shares on our consolidated balance sheet, until such time that units issued under the equity classified RSU and PSU plans are to be settled.
b) Net (loss) income per share

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Net (loss) income	(2,110)	4,807	(6,758)	837

Weighted average number of outstanding common shares	32,378,736	35,158,986	32,960,341	34,998,697

Basic net (loss) income per share	(0.07)	0.14	(0.21)	0.02

Dilutive effect of stock options and treasury shares	—	769,079	—	744,476
Weighted average numbers of diluted common shares	32,378,736	35,928,065	32,960,341	35,743,173

Diluted net (loss) income per share	(0.07)	0.13	(0.21)	0.02
For the three and nine months ended September 30, 2015, there were 1,463,000 stock options which were anti-dilutive and therefore were not considered in computing diluted earnings per share (for the three and nine months ended September 30, 2014 – 766,184 and 768,162 stock options, respectively).

8

c) Share purchase programs
On August 14, 2015, the Company commenced a normal course issuer bid in Canada through the facilities of the Toronto Stock Exchange ("TSX"), to purchase up to 532,520 voting common shares (the "NCIB") that will terminate no later than December 17, 2015. As at September 30, 2015, a total of 153,900 common voting shares have been purchased and subsequently cancelled in the normal course resulting in a reduction of $1,300 to common shares and an increase to additional paid-in capital of $830.
On December 18, 2014, the Company commenced purchasing and subsequently canceling 1,771,195 voting common shares (the "Purchase Program"), in the United States primarily through the facilities of the New York Stock Exchange ("NYSE"). Such voting common shares represented approximately 5% of the issued and outstanding voting common shares as of December 10, 2014. In June 2015, the Company completed the share purchase program canceling 1,271,195 voting common shares in the current year resulting in a reduction of $10,917 to common shares and an increase to additional paid-in capital of $6,284. As at September 30, 2015, a total of 1,771,195 common shares had been purchased and subsequently cancelled in the normal course.
d) Dividends
The Company paid regular quarterly cash dividends of $0.02 per share on common shares during the nine months ended September 30, 2015 on each of the following dates: April 24, 2015 and July 24, 2015. The Company's dividends are eligible dividends for Canadian income tax purposes. On September 14, 2015, the Company declared its third quarter 2015 dividend of $0.02 per share payable to shareholders of record as at the close of business on September 30, 2015. At September 30, 2015, the dividend payable of $646 was included in accrued liabilities and was subsequently paid to shareholders on October 23, 2015. On November 2, 2015, the Company declared its fourth quarter 2015 dividend of $0.02 per share payable to common shareholders of record at the close of business on November 30, 2015, payable on December 11, 2015.
8) Other information
a) Supplemental cash flow information

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Cash paid during the period for:
Interest	$2,380	$1,230	$7,244	$6,492
Cash received during the period for:
Interest	70	7	161	62
Income taxes	—	—	—	88
Non-cash transactions:
Addition of plant and equipment by means of capital leases	—	1,540	2,762	29,572
Reclassification from plant and equipment to assets held for sale	(521)	(137)	(919)	(1,132)
Non-cash working capital exclusions:
Decrease in inventory resulting from reclassification to plant and equipment	(385)	—	(1,128)	—
Net increase (decrease) in accounts payable related to purchase of plant and equipment	793	165	(3,777)	(4,891)
Net increase (decrease) in accounts payable related to purchase of intangible assets	179	—	(165)	—
Net decrease in accounts payable related to change in estimated financing costs	—	—	—	(101)
Net (decrease) increase in accounts payable related to change in the lease inducement payable on the sublease	—	(81)	(107)	219
Net increase (decrease) in accrued liabilities related to current portion of RSU liability	42	(309)	(265)	346
Net decrease in accrued liabilities related to current portion of DSU liability	(325)	—	(408)	—
Net decrease in accrued liabilities related to the current portion of the senior executive stock options	—	—	(22)	—
Net (decrease) increase in accrued liabilities related to dividend payable	(3)	(4)	(51)	702

9

NOA

b) Net change in non-cash working capital

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Operating activities:
Accounts receivable	$(1,067)	$(8,606)	$38,641	$17,861
Unbilled revenue	6,225	(7,426)	25,020	(35,743)
Inventories	30	(2,877)	3,973	(1,846)
Prepaid expenses and deposits	1,508	739	291	(2,113)
Accounts payable	(1,892)	533	(28,068)	14,894
Accrued liabilities	(1,911)	4,061	(2,620)	1,209
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	1,050	(5,530)	1,237	(3,041)
	$3,943	$(19,106)	$38,474	$(8,779)
9) Customers
The following customers accounted for 10% or more of total revenues:

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Customer A	42%	8%	40%	11%
Customer B	28%	4%	30%	13%
Customer C	17%	5%	10%	6%
Customer D	—%	28%	10%	31%
Customer E	4%	43%	1%	26%
10) Claims revenue
Due to the timing of receipt of signed change orders, the Company recognized claims revenue to the extent of costs incurred for the three and nine months ended September 30, 2015 of $4,078 and $4,442, respectively (three and nine months ended September 30, 2014 - $3,954 and $4,031, respectively).

10

NORTH AMERICAN ENERGY PARTNERS INC.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2015

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2015
A. EXPLANATORY NOTES
November 3, 2015
The following Management’s Discussion and Analysis ("MD&A") is as of November 3, 2015 and should be read in conjunction with the attached unaudited interim consolidated financial statements for the three and nine months ended September 30, 2015 and notes that follow. These statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. This interim MD&A should also be read in conjunction with the audited consolidated financial statements and notes that follow for the year ended December 31, 2014, together with our annual MD&A for the year ended December 31, 2014. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.
CAUTION REGARDING FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks and uncertainties that could have a material impact on future prospects. Readers are cautioned that actual events and results may vary from the forward-looking information. We have denoted our forward looking statements with this symbol “s”.  Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks, assumptions and uncertainties related to such information.
NON-GAAP FINANCIAL MEASURES
A non-GAAP financial measure is generally defined by the Securities and Exchange Commission ("SEC") and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as "gross profit", "gross profit margin", EBITDA which is "net income before interest expense, income taxes, depreciation and amortization", "Consolidated EBITDA" (as defined in our Sixth Amended and Restated Credit Agreement, the "Credit Facility"), "Consolidated EBITDA from Continuing Operations", "Piling Business EBITDA", "Total Debt" and "Free Cash Flow". Where relevant, particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.
Gross profit and Gross profit margin
Gross profit is defined as revenue less: project costs; equipment costs; and depreciation. Gross profit margin is defined as gross profit as a percentage of revenue.
We believe that gross profit is a meaningful measure of our business as it portrays operating profits before general and administrative ("G&A") overheads costs, amortization of intangible assets and the gain/loss on asset sales. Management reviews gross profit and gross profit margin to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, plant and equipment are being allocated effectively.
EBITDA and Consolidated EBITDA
Consolidated EBITDA is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment and certain other non-cash items included in the calculation of net income.

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We believe that Consolidated EBITDA is a meaningful measure of the cash performance of our business, before cash used for interest and income taxes and changes in non-cash working capital. Management reviews Consolidated EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our Credit Facility requires us to maintain both a fixed charge ratio and a senior leverage ratio, which are calculated using Consolidated EBITDA from Continuing Operations, and also identifies limits to our annual capital spend and equipment financed through capital leases. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under our Credit Facility. In addition, the Credit Facility's applicable pricing margin depends on the Total Debt to trailing 12-month Consolidated EBITDA from continuing operations ratio.
As EBITDA and Consolidated EBITDA are non-GAAP financial measures, our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA and Consolidated EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
Consolidated EBITDA excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses may ultimately result in a liability that may need to be paid and in the case of realized losses, represents an actual use of cash during the period.
Consolidated EBITDA from Continuing Operations
With the sale of our Pipeline construction related assets (November 22, 2012) and our Piling related assets and liabilities (July 12, 2013) and the exit from both businesses, the results from these businesses are reported as results from "discontinued operations". We believe that our performance should be measured on our continuing operations and compared against historical results from continuing operations. "Consolidated EBITDA from Continuing Operations" is defined as Consolidated EBITDA excluding results from discontinued operations.
Piling Business EBITDA
As part of the sale of our Piling related assets and liabilities, as discussed in "Financial Results - Contingent Proceeds", we may receive contingent proceeds based on certain annual and cumulative profitability thresholds being achieved from the use of the assets and liabilities over the three years subsequent to the sale. The calculation of the actual profitability performance, for the purpose of determining the contingent proceeds that we should receive, is defined in the purchase and sale agreement using substantially our definition of Consolidated EBITDA, as described above, as it applies to the Piling business with a limit placed on incremental corporate G&A costs that can be included in the determination of such EBITDA (the "Piling Business EBITDA").

Total Debt
Total Debt is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) capital leases; (ii) borrowings under our Credit Facility; (iii) Series 1 Senior Unsecured Debentures due 2017 (the "Series 1 Debentures"); and (iv) hedges or swap liabilities. Total Debt is used in the pricing grid of our Credit Facility which uses a Total Debt to trailing 12-month Consolidated EBITDA ratio to determine the pricing level for borrowing and standby fees under the facility. We believe Total Debt is a meaningful measure in understanding our complete debt obligations.
Free Cash Flow
Free cash flow is defined as cash from operations less cash used in investing activities (excluding cash used for growth capital expenditures and cash used for / provided by acquisitions). We feel free cash flow is a relevant measure of cash available to service our Total Debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
B. SIGNIFICANT BUSINESS EVENTS
Credit Facility
On July 8, 2015 we entered into the Sixth Amended and Restated Credit Agreement (the "Credit Facility") with our existing banking syndicate replacing the Fifth Amended and Restated Credit Agreement (the “Previous Credit Facility”). The Credit Facility provides for borrowings of up to $100.0 million, contingent upon the value of the borrowing base as defined by the Credit Facility. This facility matures on September 30, 2018.
The Credit Facility is composed of a $70.0 million revolving loan (the "Revolver") that will support borrowing and letters of credit and a $30.0 million term loan (the "Term Loan") to support the redemption of our Series 1 Debentures.
For a complete discussion of the Credit Facility see "Resources and Systems - Credit Facility" in this MD&A.
Redemption of debentures
On August 14, 2015 we redeemed $37.5 million of the Series 1 Debentures on a pro rata basis for 101.52% of the principal amount, plus accrued and unpaid interest for the holders of record at the close of business on August 10, 2015. On September 28, 2015 we repurchased $0.1 million of the Series 1 Debentures at par, plus accrued and unpaid interest in a market transaction. These transactions reduced our outstanding Series 1 Debentures balance to $19.9 million.
With $30.0 million of the redemptions being financed through the lower cost Credit Facility's Term Loan and the remainder being financed with available cash, we expect to realize $2.3 million in savings on our annual interest expense from this transaction.s
Normal course issuer bid
On August 14, 2015 we commenced a normal course issuer bid in Canada through the facilities of the Toronto Stock Exchange ("TSX"), to purchase up to 532,520 of our voting common shares (the "NCIB") which, at the time the NCIB commenced, represented approximately 2.3% of the public float (as defined in the TSX Company Manual).
Under the previously announced US share purchase program, we purchased and subsequently cancelled an aggregate of 1,771,195 voting common shares, primarily through the facilities of the New York Stock Exchange at a volume weighted average price of US$2.91. Under the current NCIB, we have purchased and subsequently cancelled 153,900 voting common shares at a weighted average price of CDN$2.84. Accordingly, as at October 31, 2015, we had 33,528,901 voting common shares issued and outstanding. The shares purchased under the US share purchase program, when combined with the total shares that may be purchased under the NCIB, would represent approximately 6.9% of the 33,528,901 issued and outstanding voting common shares, as of October 31, 2015.

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C. FINANCIAL RESULTS
Summary of Consolidated Three Months Results

	Three months ended September 30,
(dollars in thousands, except per share amounts)	2015	2014	Change
Revenue	$66,807	$134,675	$(67,868)
Project costs	30,235	70,470	(40,235)
Equipment costs	19,127	36,497	(17,370)
Depreciation	10,074	10,906	(832)
Gross profit	$7,371	$16,802	$(9,431)
Gross profit margin	11.0%	12.5%	(1.5)%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	5,251	6,927	(1,676)
Stock-based compensation expense	730	(405)	1,135
Operating income	954	9,683	(8,729)
Interest expense	3,137	3,181	(44)
Net (loss) income	(2,110)	4,807	(6,917)
Net (loss) income margin	(3.2)%	3.6%	(6.8)%
EBITDA(1)	10,946	21,141	(10,195)
Consolidated EBITDA(1)	12,188	22,007	(9,819)
Consolidated EBITDA margin	18.2%	16.3%	1.9%

Per share information
Net (loss) income - Basic	$(0.07)	$0.14	$(0.21)
Net (loss) income - Diluted	$(0.07)	$0.13	$(0.20)

Cash dividends per share	$0.02	$0.02	$0.00

(1)	See "Non-GAAP Financial Measures". A reconciliation of net (loss) income to EBITDA and Consolidated EBITDA is as follows:

	Three months ended
	September 30,
(dollars in thousands)	2015	2014
Net (loss) income	$(2,110)	$4,807
Adjustments:
Interest expense	3,137	3,181
Income tax (benefit) expense	(662)	1,700
Depreciation	10,074	10,906
Amortization of intangible assets	507	547
EBITDA	10,946	21,141
Adjustments:
Loss on disposal of plant and equipment	11	11
(Gain) loss on disposal of assets held for sale	(82)	39
Equity classified stock-based compensation expense	743	816
Loss on debt extinguishment	570	—
Consolidated EBITDA	$12,188	$22,007
Analysis of Consolidated Three Month Results
Revenue
For the three months ended September 30, 2015, revenue was $66.8 million, down from $134.7 million in the same period last year. The current quarter revenue was driven by recent awards of overburden removal activity at the Steepbank and Millennium mines, site development activity at the Kearl mine and haul road construction at the Aurora mine which complemented ongoing mine support activity at both the Kearl and Base Plant mines along with project closeout activities on the Highway 63 road construction. The revenue contribution from the new awards helped to mitigate the drop in revenue as a result of the completion of prior year projects, including mine development and mechanically stabilized earth ("MSE") wall construction at the Fort Hills mine and Joslyn mine development activities. Prior year revenue also included activities related to the long-term Horizon mine contract which expired on June 30, 2015.

Gross profit
For the three months ended September 30, 2015, gross profit was $7.4 million, or 11.0% of revenue, down from $16.8 million, or 12.5% of revenue, in the same period last year. The lower gross profit in the current quarter is primarily a result of the aforementioned drop in volume from the completion of prior year projects and an increase in accelerated depreciation charges, as described below, partially mitigated by project closeout reconciliations completed in the quarter. Contributing to the reduced gross profit margin was a change in project work mix in the current year, with lower margin overburden removal and mine support activities replacing last year's higher margin heavy civil construction projects.
For the three months ended September 30, 2015, equipment cost dropped by $17.4 million compared to the prior year. The lower costs included a notable reduction in operating lease expense in the current quarter ($0.2 million, down from $3.4 million in the same period last year). A significant portion of the equipment cost reduction resulted from the completion of the Horizon mine contract earlier this year, which included a reimbursable cost structure for equipment maintenance and ownership costs.
For the three months ended September 30, 2015, depreciation was $10.1 million, down from $10.9 million in the same period last year. Current quarter depreciation included $2.2 million in accelerated depreciation for equipment components that did not achieve estimated lives and write-downs of assets held for sale, compared to $1.3 million in accelerated depreciation and write-downs in the prior year.
Operating income
For the three months ended September 30, 2015, we recorded operating income of $1.0 million, compared to $9.7 million recorded for the same period last year. G&A expense, excluding stock-based compensation, was $5.3 million for the quarter, down from $6.9 million for the same period last year, reflecting the benefits gained from restructuring and cost-saving initiatives implemented over the past nine months.
Stock-based compensation expense increased $1.1 million compared to the prior year, primarily as a result of the benefit recorded to the prior year's liability classified stock-based compensation cost, driven by a decrease in the share price during that period.
Net (loss) income
For the three months ended September 30, 2015, we recorded a $2.1 million net loss (basic and diluted loss per share of $0.07), compared to $4.8 million net income (basic income per share of $0.14 and diluted income per share of $0.13) recorded for the same period last year. The net income tax benefit recorded in the current period was magnified by the increase in the province of Alberta's corporate tax rate in the current period. Partially offsetting this benefit was the reversal of temporary timing differences in the quarter. The higher basic and diluted loss per share in the current period is a result of the reduction in issued and outstanding common shares (33,528,901 as at September 30, 2015 compared to 35,404,016 outstanding voting common shares as at September 30, 2014). For a full discussion on our capital structure see "Resources and Systems - Securities and Agreements" in this MD&A.

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Summary of Consolidated Nine Month Results

	Nine months ended September 30,
(dollars in thousands, except per share amounts)	2015	2014	Change
Revenue	$216,288	$358,598	$(142,310)
Project costs	93,219	157,823	(64,604)
Equipment costs	70,438	128,509	(58,071)
Depreciation	29,693	30,992	(1,299)
Gross profit	$22,938	$41,274	$(18,336)
Gross profit margin	10.6%	11.5%	(0.9)%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	18,479	22,102	(3,623)
Stock-based compensation expense	1,081	5,488	(4,407)
Operating income	2,301	10,562	(8,261)
Interest expense	8,322	9,017	(695)
Net (loss) income	(6,758)	837	(7,595)
Net (loss) income margin	(3.1)%	0.2%	(3.3)%
EBITDA(1)	32,944	43,652	(12,351)
Consolidated EBITDA(1)	35,078	47,429	(12,351)
Consolidated EBITDA margin	16.2%	13.2%	3.0%

Per share information
Net (loss) income - basic & diluted	$(0.21)	$0.02	$(0.23)

Cash dividends per share	$0.06	$0.06	$0.00

(1)	See "Non-GAAP Financial Measures". A reconciliation of net (loss) income to EBITDA and Consolidated EBITDA is as follows:

	Nine months ended
	September 30,
(dollars in thousands)	2015	2014
Net (loss) income	$(6,758)	$837
Adjustments:
Interest expense	8,322	9,017
Income tax expense	206	386
Depreciation	29,693	30,992
Amortization of intangible assets	1,481	2,420
EBITDA	32,944	43,652
Adjustments:
(Gain) loss on disposal of plant and equipment	(14)	745
Gain on disposal of assets held for sale	(390)	(43)
Equity classified stock-based compensation expense	1,606	2,771
Loss on debt extinguishment	576	304
Equity in loss of unconsolidated joint venture	356	—
Consolidated EBITDA	$35,078	$47,429
Analysis of Consolidated Nine Month Results
Revenue
At the start of this year as a result of a long standing contract, the owner of the Horizon mine bought out the balance of the contract equipment fleet and assumed responsibility for maintenance activities for overburden removal. The equipment ownership and maintenance costs were recoverable under the contract. While the overburden removal contract expired with this customer on June 30, 2015, we remain active on the Horizon mine performing other mine support and project activities.
For the nine months ended September 30, 2015, revenue was $216.3 million, down from $358.6 million in the same period last year. Current year revenue benefited from strong summer overburden removal activity at both the Millennium and Steepbank mines, nine months of activity on a new Kearl mine site development project awarded at the end of last year and our return to the Aurora mine. Current year activity was complemented by our ongoing mine support activities at the Base Plant and Kearl mines, muskeg removal and project activities at the Horizon mine along with the final six months of overburden removal activity at the Horizon mine. The new activity in 2015 could not fully replace the prior year overburden removal and equipment cost recovery at the Horizon mine or projects that were completed last year, which included mine development and MSE wall construction projects at the Fort Hills mine and mine site development work at the Joslyn mine, suspended by the owner near the end of last year. Last year's activity also included higher volumes of project work at the Horizon mine and equipment rental activity at the Base Plant mine.
Gross profit
For the nine months ended September 30, 2015, gross profit was $22.9 million, or 10.6% of revenue, down from $41.3 million, or 11.5% of revenue in the same period last year. Current year gross profit benefitted from a strong program of winter work in the first quarter along with contributions from our site development, mine support and summer overburden activities which helped to mitigate the impact of the completion of a larger volume of project work at higher margins and the contribution from the Horizon mine's overburden removal activity in the prior period.
For the nine months ended September 30, 2015, equipment cost dropped by $58.1 million compared to the prior year. The lower costs included a large reduction in operating lease expense in the current period ($0.8 million, down from $12.0 million in the same period last year). The aforementioned changes to the reimbursable cost structure on the Horizon mine overburden removal contract accounted for a significant portion of this reduction and caused an erosion of gross profit due to the corresponding loss of related margin on this contract.
For the nine months ended September 30, 2015, depreciation was $29.7 million, down from $31.0 million in the same period last year. Excluding prior year depreciation related to Horizon mine equipment ownership costs, depreciation was higher in the current period, primarily as a result of a larger mix of heavy equipment used to support the winter works program. Current period depreciation included $3.9 million in accelerated depreciation for equipment components that did not achieve estimated lives and write-downs of assets held for sale, compared to $3.7 million in accelerated depreciation and write-downs in the prior year.
Operating income
For the nine months ended September 30, 2015, we recorded operating income of $2.3 million, compared to $10.6 million recorded in the same period last year. G&A expense, excluding stock-based compensation, was $18.5 million, down from $22.1 million last year, reflecting the benefits gained from restructuring and cost-saving initiatives implemented over the past nine months, partially offset by $1.4 million of restructuring charges recorded in the first quarter.
Stock-based compensation cost decreased $4.4 million compared to the prior year with $3.2 million of the reduction driven by lower liability classified stock-based compensation cost resulting from the implementation of equity classified awards late in the prior year along with the decrease in the share price during the current period and its effect on the value of the liability. Lower equity classified stock-based compensation cost this year is due to a reduction in plan participation due to the aforementioned restructuring.
Net (loss) income
For the nine months ended September 30, 2015, we recorded a $6.8 million net loss (basic and diluted loss per share of $0.21), compared to a $0.8 million net income (basic and diluted income per share of $0.02) recorded for the same period last year. Net income tax expense in the current period is lower than the previous year's expense as a result of the effective use of non-capital losses offset by the increase in the statutory tax rate, the reversal of temporary timing differences in the current period along with the sale of contract equipment fleet to Canadian Natural1 in the first quarter. Basic and diluted loss per share in the current period was partially affected by the aforementioned changes in our capital structure.

1 Canadian Natural Resources Limited (Canadian Natural), owner and operator of the Horizon Oil Sands mine site.

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Non-Operating Income and Expense

	Three months ended			Nine months ended
	September 30,			September 30,
(dollars in thousands)	2015	2014	Change	2015	2014	Change
Interest expense
Long term debt
Interest on Series 1 Debentures	$879	$1,483	$(604)	$3,534	$4,696	$(1,162)
Interest on Credit Facility	248	322	(74)	668	822	(154)
Interest on capital lease obligations	728	903	(175)	2,396	2,234	162
Amortization of deferred financing costs	1,352	321	1,031	1,854	1,167	687
Interest on long term debt	$3,207	$3,029	$178	$8,452	$8,919	$(467)
Other interest (income) expense	(70)	152	(222)	(130)	98	(228)
Total interest expense	$3,137	$3,181	$(44)	$8,322	$9,017	$(695)
Foreign exchange loss (gain)	19	(5)	24	(45)	18	(63)
Income tax (benefit) expense	(662)	1,700	(2,362)	206	386	(180)
Interest expense
Total interest expense was $3.1 million during the three months ended September 30, 2015, down from $3.2 million in the prior year. During the nine months ended September 30, 2015, total interest expense was $8.3 million, down from $9.0 million in the prior year.
Interest on our Series 1 Debentures dropped to $0.9 million and $3.5 million, respectively, during the three and nine months ended September 30, 2015 from $1.5 million and $4.7 million in the respective corresponding period last year as a result of the redemption and repurchase of $37.6 million of Series 1 Debentures in the current quarter and $16.3 million of redemptions and purchases in the prior year.
Interest on our Credit Facility dropped to $0.2 million and $0.7 million, respectively, during the three and nine months ended September 30, 2015, from $0.3 million and $0.8 million in the respective corresponding periods last year as a result of reduced pricing on our Credit Facility executed this quarter and reduced borrowing in the current periods.
Interest on capital lease obligations of $0.7 million in the three months ended September 30, 2015 was lower than the previous period while the $2.4 million interest incurred in the nine months ended September 30, 2015 was higher than the previous period. The lower current quarter interest resulted from a reduction in capital lease obligations as compared to the previous year while the increase in interest incurred for the nine month period was driven by an increase in assets secured under capital lease in the middle of the prior year. For a discussion on assets under capital lease see "Resources and Systems - Capital Resources and Use of Cash" in this MD&A.
Amortization of deferred financing costs increased to $1.4 million and $1.9 million, respectively, during the three and nine months ended September 30, 2015, from $0.3 million and $1.2 million, respectively, in the corresponding periods last year as a result of the write-off of deferred financing costs related to the Previous Credit Facility and the Series 1 Debentures.
Foreign exchange loss (gain)
The foreign exchange losses and gains relate primarily to the effect of changes in the exchange rate of the Canadian dollar against the US dollar on purchases of equipment parts. A more detailed discussion about our foreign currency risk can be found under “Quantitative and Qualitative Disclosures about Market Risk – Foreign Exchange Risk”.
Income tax
For the three months ended September 30, 2015, we recorded a current income tax benefit of $0.9 million and a deferred income tax expense of $0.2 million, providing a net income tax benefit of $0.7 million. This compares to a deferred income tax expense of $1.7 million (no current income tax) recorded for the same period last year. For the current period, the estimated impact of the province of Alberta's corporate tax rate increase of $2.0 million on deferred tax expense has been offset by the reversal of uncertified billings.
For the nine months ended September 30, 2015, we recorded no current income tax expense and $0.2 million of deferred income tax expense. This compares to $0.1 million current income tax benefit and $0.5 million deferred income tax expense recorded for the same period last year. The aforementioned sale of contract equipment fleet to Canadian Natural in the first quarter drove the increase in current income tax expense.
Income tax as a percentage of taxable income for the three and nine months ended September 30, 2015 differs from the statutory rate of 26.00% primarily due to permanent tax differences resulting from stock-based compensation, the estimated impact of the corporate tax rate increase in the province of Alberta, and book to filing differences.
Income tax as a percentage of taxable income for the three and nine months ended September 30, 2014 differs from the statutory rate of 25.26% primarily due to permanent tax differences resulting from stock-based compensation expense and book to filing differences.
Summary of Consolidated Quarterly Results
A number of factors have the potential to contribute to variations in our quarterly financial results between periods, including:

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;

•	seasonal weather and ground conditions;

•	certain types of work that can only be performed during cold, winter conditions when the ground is frozen;

•	the timing of equipment maintenance and repairs;

•	the timing of project ramp-up costs as we move between seasons or types of projects;

•	claims and change orders; and

•	the level of borrowing under our Series 1 Debentures and Credit Facility and the corresponding interest expense recorded against the outstanding balance of each.
The table below summarizes our consolidated results for the preceding eight quarters:

	Three Months Ended
(dollars in millions, except per share amounts)	Sep 30, 2015	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sept 30, 2014	Jun 30, 2014	Mar 31, 2014	Dec 31, 2013
Revenue	$66.8	$64.4	$85.1	$113.2	$134.7	$116.2	$107.7	$108.9
Gross profit	7.4	4.6	11.0	10.1	16.8	9.3	15.2	16.8
Operating income (loss)	1.0	(0.8)	2.2	1.0	9.7	(2.2)	3.0	5.6
Consolidated EBITDA from continuing operations	12.2	8.1	14.8	17.0	22.0	10.2	15.2	15.1
Total net (loss) income (i)	(2.1)	(4.1)	(0.5)	(2.0)	4.8	(4.1)	0.1	5.5
Total (loss) income per share - basic(ii)	$(0.07)	$(0.13)	$(0.01)	$(0.04)	$0.14	$(0.12)	$0.00	$0.15
Total (loss) income per share - diluted(ii)	$(0.07)	$(0.13)	$(0.01)	$(0.04)	$0.13	$(0.12)	$0.00	$0.15

Cash dividend per share (ii)	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.00

i)	Total net (loss) income includes results from discontinued operations. Revenue, gross profit, operating income (loss) and Consolidated EBITDA excludes results from discontinued operations.
ii)
Net (loss) income per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.

iii)
On February 19, 2014, we announced that as part of the Company's long term strategy to maximize shareholders' value and broaden our shareholder base, the Board of Directors approved the implementation of a new dividend policy whereby, we intend to pay an annual aggregate dividend of eight Canadian cents ($0.08) per common share, payable on a quarterly basis. s

For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see “Financial Results – Summary of Consolidated Quarterly Results” in our annual MD&A for the year ended December 31, 2014.
Claims and Change Orders
For the three and nine months ended September 30, 2015, due to the timing of receipt of signed change orders we had approximately $4.1 million and $4.4 million, respectively in claims revenue recognized to the extent of costs incurred.

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As at September 30, 2015, we had $4.2 million of unresolved claims and change orders recorded on our balance sheet. This compares to $3.1 million of unresolved claims and change orders recorded for the year ended December 31, 2014. We are working with our customers in accordance with the terms of our contracts to come to resolution on additional amounts, if any, to be paid to us with respect to these unresolved claims.
For a full discussion on Claims and Change Orders see "Financial Results - Claims and Change Orders" in our most recent MD&A for the year ended December 31, 2014.
Contingent Proceeds
On July 12, 2013, we sold our Canadian based Piling related assets and liabilities and our US based Cyntech US Inc. legal entity (the "Piling sale") to the Keller Group plc (the "Keller Group" or the "Purchaser"). In conjunction with the Piling sale, we have exited the piling, foundation, pipeline anchor and tank services businesses. The results of piling operations are included in net income from discontinued operations for all periods presented.
As part of the sale we had the opportunity to receive up to $92.5 million in additional proceeds, contingent on the Purchaser achieving prescribed annual and cumulative Piling Business EBITDA targets over the three years subsequent to the sale. We retained the right to verify the Piling Business EBITDA reported by the Purchaser during the period for which the contingent proceeds are being calculated.
The Keller Group advised us that it had not met the threshold for First Year Piling Business EBITDA or Second Year Piling Business EBITDA that would have resulted in a payout of deferred consideration in 2014 and 2015, respectively. We exercised our right to verify the 2014 Piling Business EBITDA reported by the Purchaser and following our review agreed with the Purchaser to postpone finalizing the 2014 determination until the 2015 determination was received. With the receipt of the Second Year Piling Business EBITDA determination from the Keller Group, we are finalizing our verification of both years' Piling Business EBITDA performance to the prescribed targets.
The remaining contingent proceeds may be recognized if the Piling Business EBITDA targets are achieved. In the event that the Piling business did not achieve its minimum 2014 or 2015 targets, we would not be eligible to realize any portion of the contingent proceeds for those periods, up to $30.0 million and $27.5 million, respectively. In the event that the Piling business did not achieve its minimum 2014 and 2015 targets, it is not likely that we would be eligible to realize any portion of the contingent proceeds for the achievement of the cumulative three year Piling Business EBITDA target, with a potential payout of up to $35.0 million.s
For a full discussion on the Piling sale and the contingent proceeds Piling Business EBITDA targets see "Financial Results - Contingent Proceeds" in our recent annual MD&A for the year ended December 31, 2014.
D. OUTLOOK
Several previous deep cyclical downturns in the oil industry have had fairly swift ‘v’ shaped recoveries and although this one started very abruptly, it now seems very likely that it will take several quarters before a recovery starts.s Prospects for slower Chinese demand, but much increased Iranian supply are presently weighing heavily on the oil market.
Also coincidental with the downturn we have experienced a change in the political landscape of Alberta, where the newly elected government has implemented an increase in provincial corporate tax and stated an intention to review royalties paid by Alberta’s oil and gas industry. This, combined with the recent change to the federal government, has layered on additional uncertainty to an already very uncertain situation for our customers and caused them further pause in their consideration of spending plans.
In response to the downturn we expect our oil sands customers to continue to grow their production in order to dilute operating costs per barrel.s While it is unlikely that there will be new oil sands mines announced until oil prices are much higher, it is important to note that the planned production increases on existing mines have partially offset recent new mine deferrals, with such production increases approximating two or three mines as they were originally conceived.s Over the medium to long term this drive for increased production should lead to greater volumes of recurring mine services for us to address.s It is noteworthy to mention that in addition to the planned production increases, some of our oil sands customers have mentioned that they have reserves and mine plans in excess of 40 years. Thus, our continuous efforts in the realms of: safety management; service execution; equipment reliability; and cost reduction, should stand us in good stead to benefit from this likely trend.s

It is usual for customers to pause or freeze spending at the start of downturns. This year that pause was particularly directed to seasonal construction work that had some degree of timing and volume discretion to it. Therefore, after a slow construction season our efforts for the balance of the year will be focused on reasonable levels of recurring mine services work; the construction project won at the Kearl mine last year; and some smaller projects we have recently won elsewhere. On a positive note we are encouraged by the potential volumes related to winter earthworks programs and at this stage expect to be at least as busy with this work as we were last winter.s
Outside of the oil sands, we are pleased to have recently bid for the main civil package at the Site C hydroelectric dam project in northeastern British Columbia, as part of the Clengroup consortium. We are also looking at other revenue diversification opportunities in Western Canada, outside of the oil sands, which include large roadbuilding and infrastructure projects and the potential of one or two liquefied natural gas (“LNG”) projects launching over the medium term. We have already assisted with feasibility studies, budgetary estimates and pre-engineering for some of these LNG opportunities and anticipate an initial site access earthworks project being released for tender in the coming years.s
Our recent debt reduction initiatives, with a focus on lowering our cost of debt, combined with a stronger financial position and improved operating cost structure will, we believe, provide a stable base to endure the current macroeconomic uncertainties, allowing us to remain competitive in our pricing and providing us with the ability to take advantage of organic growth and acquisition opportunities that may arise.s
In summary, we continue to pursue heavy and light civil construction contracts in the oil sands, along with a series of much broader and more robust major resource projects and provincial highway and infrastructure projects across Canada. We continue to improve operating performance in order to maintain, or grow, our share of available work.s Our clear objective for 2015 is to demonstrate resilience of free cash flow in a very challenging operating environment.
E. LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see “Laws and Regulations and Environmental Matters—Legal and Labour Matters” in our most recent annual information form ("AIF") for a complete discussion on this topic.
Employees and Labour Relations
As at September 30, 2015, we had approximately 158 salaried employees and approximately 871 hourly employees in our operations. Of the 871 hourly employees, approximately 713 employees are union members and work under collective bargaining agreements.  Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations typically ranges in size from 800 employees to approximately 1,600 employees depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake.
The majority of our work is carried out by employees governed by our mining ‘overburden’ collective bargaining agreement with the International Union of Operating Engineers ("IUOE") Local 955.  A new 5-year collective agreement has been ratified which ensures labour stability through to 2020. Other collective agreements in effect include the provincial collective agreement between the Operating Engineers and the Alberta ‘Roadbuilders and Heavy Construction’ Association ("ARBHCA") which recently expired. The parties have agreed to extend the term of the current agreement while negotiations continue. A third collective agreement in effect is specific to work performed in our Acheson maintenance shop between the Operating Engineers and North American Maintenance Ltd., the term of which expires in 2017. The Acheson shop employs 34 employees.
Our relationship with all our employees, both union and non-union, is strong. We have not experienced a strike or lockout, nor do we expect to.s

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F. RESOURCES AND SYSTEMS
SUMMARY OF CONSOLIDATED CASH FLOW

	Three months ended			Nine months ended
	September 30,			September 30,
(dollars in thousands)	2015	2014	Change	2015	2014	Change
Cash provided by (used in) operating activities	$14,962	$(1,153)	$16,115	$64,607	$29,629	$34,978
Cash (used in) provided by investing activities	(6,427)	(10,964)	4,537	9,768	(27,287)	37,055
Cash (used in) provided by financing activities	(16,016)	2,876	(18,892)	(42,140)	(15,581)	(26,559)
Net (decrease) increase in cash	$(7,481)	$(9,241)	$1,760	$32,235	$(13,239)	$45,474
Operating activities
Cash provided (used) from the net change in non-cash working capital specific to operating activities

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Operating activities:
Accounts receivable	$(1,067)	$(8,606)	$38,641	$17,861
Unbilled revenue	6,225	(7,426)	25,020	(35,743)
Inventories	30	(2,877)	3,973	(1,846)
Prepaid expenses and deposits	1,508	739	291	(2,113)
Accounts payable	(1,892)	533	(28,068)	14,894
Accrued liabilities	(1,911)	4,061	(2,620)	1,209
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	1,050	(5,530)	1,237	(3,041)
	$3,943	$(19,106)	$38,474	$(8,779)
Cash provided by operating activities for the three months ended September 30, 2015 was $15.0 million, compared to $1.2 million cash used in the three months ended September 30, 2014. The increased cash flow in the current period is primarily a result of a $3.9 million contribution from the decrease of working capital, driven by the completion of final project billings and settlement of holdbacks for completed projects, compared to the $19.1 million cash used to fund the increase of working capital last year.
Cash provided by operating activities for the nine months ended September 30, 2015, was $64.6 million, compared to $29.6 million for the nine months ended September 30, 2014. The increased cash flow in the current period is largely a result of $38.5 million contributed from the decrease of working capital, driven by the completion of final project billings and the settlement of related holdbacks along with the settlement of the Canadian Natural contract equipment sale. The prior year period cash provided by operations was negatively affected by an increase in working capital from the ramp up of multiple projects at the Fort Hills mine.
Investing activities
Cash used in investing activities for the three months ended September 30, 2015 was $6.4 million, compared to $11.0 million for the three months ended September 30, 2014. Current period investing activities included $6.7 million for the purchase of plant and equipment and intangible assets, partially offset by $0.2 million cash received on the disposal of plant and equipment and assets held for sale. Prior year investing activities included $11.7 million for the purchase of plant and equipment and intangible assets, offset by $0.8 million cash received on the disposal of plant and equipment and assets held for sale.
Cash provided by investing activities for the nine months ended September 30, 2015 was $9.8 million, compared to $27.3 million in cash used for the nine months ended September 30, 2014. Current period investing activities included cash inflow of $30.5 million on the disposal of plant and equipment and assets held for sale which was primarily related to the Canadian Natural contract fleet sale. This was partially offset by $20.7 million of plant, equipment and intangible asset purchases which included $4.9 million for the settlement liabilities related to fourth quarter 2014 plant, equipment and intangible asset purchases and the buyout of $2.9 million of operating leases.

Prior year investing activities was primarily for the purchase of plant, equipment and intangible assets partially offset by the proceeds on the disposal of plant and equipment and assets held for sale.
Financing activities
Cash used in financing activities during the three months ended September 30, 2015 was $16.0 million driven by a $29.6 million increase in borrowings under the Credit Facility offset by $5.7 million in capital lease obligation repayments, $0.5 million for the purchase and subsequent cancellation of common shares, $38.1 million for the redemption and repurchase of Series 1 Debentures and $0.1 million for treasury share purchases. Cash provided by financing activities for the three months ended September 30, 2014 was $2.9 million, primarily from a $9.4 million increase in borrowings from the Previous Credit Facility which was partially offset by $5.5 million in capital lease obligation repayments and $0.8 million of treasury share purchases. Cash used in dividend payments were comparable between the two periods.
Cash used in financing activities during the nine months ended September 30, 2015 was $42.1 million which included $39.4 million for the redemption and repurchase of Series 1 Debentures primarily funded by $29.6 million increase in borrowings under the Credit Facility. Current period financing activity also included $5.5 million of Previous Credit Facility repayments, $16.8 million in capital lease obligation repayments, $5.1 million for the purchase and subsequent cancellation of common shares and $2.3 million of treasury share purchases. Cash used in financing activities for the nine months ended September 30, 2014 was $15.6 million, driven by $13.5 million in capital lease obligation repayments, $10.3 million in Series 1 Debenture redemptions and $2.5 million of treasury share purchase activity, partially offset by a $9.4 million increase in borrowings from the Previous Credit Facility and $2.7 million in proceeds from exercised options. Cash used in the current period for dividend payments was $0.6 million higher than the prior year, reflecting the early 2014 implementation of the new dividend policy.
LIQUIDITY
As at September 30, 2015, we had $33.2 million in cash and $63.2 million unused borrowing availability on the Revolver (unused Revolver borrowing availability is limited by the Credit Facility's borrowing base) for a total liquidity of $96.4 million (defined as cash plus available and unused borrowings).
Summary of Consolidated Financial Position

	September 30, 2015	December 31, 2014	Change
Cash	$33,191	$956	$32,235
Current working capital assets
Accounts receivable	$27,862	$66,503	$(38,641)
Unbilled revenue	18,602	43,622	(25,020)
Inventories	2,348	7,449	(5,101)
Prepaid expenses and deposits	2,052	2,253	(201)
Assets held for sale	512	29,589	(29,077)
Current working capital liabilities
Accounts payable	25,972	58,089	(32,117)
Accrued liabilities	11,631	14,997	(3,366)
Billings in excess of costs	1,237	—	1,237
Total net current working capital (excluding cash)	$12,536	$76,330	$(63,794)
Intangible assets	3,478	4,385	(907)
Plant and equipment	250,217	260,898	(10,681)
Total assets	368,569	456,581	(88,012)
Capital lease obligations (including current portion)	49,989	64,055	(14,066)
Credit Facility (including current portion)	29,643	5,536	24,107
Series 1 Debentures	19,927	58,733	(38,806)
Total Debt*	99,559	128,324	(28,765)
Total long term financial liabilities ‡	75,534	108,512	(32,978)
* See "Non-GAAP Financial Measures".

‡
Total long-term financial liabilities exclude the current portions of capital lease obligations, long-term lease inducements, asset retirement obligations and both current and non-current deferred income tax balances.

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At September 30, 2015, we had $2.2 million in trade receivables that were more than 30 days past due compared to $1.3 million as at December 31, 2014. At September 30, 2015 and at December 31, 2014, we did not have an allowance for doubtful accounts related to our trade receivables. We continue to monitor the credit worthiness of our customers.
Current working capital fluctuations effect on liquidity
Contract change management processes often lead to a timing difference between project disbursements and our ability to invoice our customers for executed change orders. Until the time of invoice, revenue for unexecuted change orders is recorded only to the extent of costs incurred within unbilled revenue. As at September 30, 2015, we had $4.2 million of unresolved claims and change orders recorded on our balance sheet ($3.1 million as at December 31, 2014). For a more detailed discussion on claims revenue refer to “Claims and Change Orders”.
The variability of our business through the year due to the timing of construction project awards or the execution of work that can only be performed during winter months can result in an increase in our working capital requirements from high accounts receivable and unbilled revenue balances at the start of such projects.
Our current working capital is also significantly affected by the timing of the completion of projects and the contractual terms of the project. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a "holdback". Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion.
As at September 30, 2015, holdbacks totaled $0.5 million, down from $10.7 million as at December 31, 2014. Holdbacks represented 1.8% of our total accounts receivable as at September 30, 2015 (16.2% as at December 31, 2014). The current year decrease in holdbacks represents the collection of holdbacks related to construction services projects that wrapped up in the fall of 2014.
CAPITAL RESOURCES AND USE OF CASH
Our capital resources consist primarily of cash flow provided by operating activities, cash, borrowings under our Credit Facility and financing through our operating and capital equipment lease facilities.
Our primary uses of cash are for capital expenditures, to fulfill debt repayment and interest payment obligations, to fund operating and capital lease obligations, to finance working capital requirements and to pay dividends.
We believe that we have the capital resources to fund our planned annual capital spending program and meet current and future working capital and debt servicing requirements for the remainder of this year from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility.s
Cash used for net sustaining capital expenditures for the three and nine months ended September 30, 2015 was $7.4 million and $15.7 million, respectively ($11.7 million and $22.5 million, respectively, for the same periods in 2014). The net sustaining capital expenditures amount excludes cash received from the sale of contract-specific assets to Canadian Natural, proceeds on the buyout and sale of equipment financed through operating leases and changes in non-cash working capital related to investing activities. We did not use cash in either period this year for growth capital expenditures ($0.5 million and $1.4 million cash used, respectively, for the same periods last year).
In order to maintain a balance of owned and leased equipment, we finance a portion of our heavy construction fleet through capital and operating leases and we continue to lease our motor vehicle fleet through our capital lease facilities. Our sustaining capital additions financed through capital leases during the three and nine months ended September 30, 2015 were $nil and $2.8 million, respectively (three and nine months ended September 30, 2014 were $1.5 million and $29.6 million, respectively).
We may increase our 2015 capital expenditures to approximately $35.0 million driven by accelerated equipment replacement and capital maintenance requirements in preparation for a reasonable winter works season. However, we intend to continue leveraging our capital lease facilities to limit the amount of cash used for the equipment replacement requirements.s

For a complete discussion on our capital expenditures, please see "Resources and Systems - Liquidity" in our most recent annual MD&A for the year ended December 31, 2014.
Our principal contractual obligations relate to our long-term debt, capital and operating leases and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments unless otherwise noted, as at September 30, 2015.

	Payments due by year ending December 31,
(dollars in thousands)	Total	2015	2016	2017	2018	2019 and after
Series 1 Debentures (i)	$19,927	$—	$—	19,927	$—	$—
Credit Facility (ii)	29,643	1,071	4,284	4,284	4,284	15,720
Capital leases (including interest)	53,953	7,235	21,936	12,505	10,469	1,808
Equipment and building operating leases	28,369	1,131	3,984	3,884	4,013	15,357
Supplier contracts	8,248	1,258	3,758	3,232	—	—
Total contractual obligations	$140,140	$10,695	$33,962	$43,832	$18,766	$32,885
(i) The Series 1 Debentures bear interest of 9.125% and mature on April 7, 2017. Interest is payable in equal installments semi-annually in arrears on April 7 and October 7 in each year.
(ii) The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers' acceptance or London interbank offered rate (LIBOR) (all such terms are used or defined in the Credit Facility), plus applicable margins payable monthly.
Our total contractual obligations of $140.1 million, as at September 30, 2015, have decreased from $176.1 million as at December 31, 2014 primarily as a result of the early redemption and repurchase of $38.1 million in Series 1 Debentures primarily funded by the addition of a term loan under our new Credit Facility. For a full discussion on the Revolver see "Credit Facility", below, and for a discussion on Series 1 Debentures see "Securities and Agreements" below.
We have no off-balance sheet arrangements.
We pay regular quarterly dividends of $0.02 per share on common shares. On September 14, 2015, we declared a third quarter 2015 dividend of $0.02 per share totaling $646. At September 30, 2015, the dividend payable was included in accrued liabilities and was subsequently paid on October 23, 2015.
We entered into a trust agreement whereby the trustee will purchase and hold common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under our equity classified RSU and PSU long-term incentive plans are to be settled. From time to time, we provide funding to the trustee to acquire these shares to meet our incentive plan commitments.
On August 14, 2015 we commenced a normal course issuer bid in Canada through the facilities of the Toronto Stock Exchange, to purchase up to 532,520 of our voting common shares which, at the time the issuer bid commenced, represented approximately 2.3% of the public float (as defined in the TSX Company Manual). Under the previously announced US share purchase program, we purchased and subsequently cancelled an aggregate of 1,771,195 voting common shares, primarily through the facilities of the New York Stock Exchange at a volume weighted average price of US$2.91. Under the current normal course issuer bid we have purchased and subsequently cancelled 153,900 voting common shares.
For a complete discussion of the trust share purchases and US share purchase program see "Securities and Agreements" in this MD&A. For a complete discussion on our TSX normal course issuer bid see "Significant Business Events" in this MD&A.
As at September 30, 2015, our current cash position, projected cash flow from operating activities, along with existing availability under both our leasing facilities and Credit Facility are expected to be greater than our anticipated capital expenditures requirements, dividend payments, debt redemptions, securities purchases and the contractual maturities of our financial liabilities.s
Credit Facility
On July 8, 2015 we entered into the Sixth Amended and Restated Credit Agreement (the "Credit Facility") with our existing banking syndicate replacing the Fifth Amended and Restated Credit Agreement (the “Previous Credit Facility”). The Credit Facility provides for borrowings of up to $100.0 million, contingent upon the value of the borrowing base as defined by the Credit Facility. This facility matures on September 30, 2018.

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The Credit Facility is composed of a $70.0 million Revolver that will support borrowing and letters of credit and a $30.0 million Term Loan to support the redemption and repurchase of our Series 1 Debentures. The Credit Facility provides pre-approval for the redemption and repurchase of the Series 1 Debentures in an amount up to $40.0 million (the previous pre-approved amount was $20.0 million) and required that the principal on the Series 1 Debentures be reduced to a maximum outstanding face value of $20.0 million by June 30, 2016. We have met this obligation.
The Term Loan is to be repaid based on an 84 month amortization schedule and prepaid by an annual sweep of 25% of consolidated excess cash flow which is defined as Consolidated EBITDA less: (i) cash tax paid; (ii) debt servicing obligations; (iii) unfunded capital expenditures; and (iv) qualified external payments. The Term Loan repayments proportionately reduce the total available borrowing under the Term Loan of the Credit Facility.
The Credit Facility provides a borrowing base, which is determined by the value of receivables, inventory, unbilled revenue and equipment.
Under the terms and duration of the agreement, the Senior Leverage Ratio is to be maintained at a ratio of less than 3.5:1 through December 31, 2016 and thereafter reduced to a ratio of less than 3.0:1, meanwhile the Fixed Charge Ratio is to be maintained at a ratio greater than 1.0:1.

•	The Senior Leverage Ratio means, at any time, the ratio of the Senior Debt at such time to Consolidated EBITDA for the four Fiscal Quarters ended immediately preceding such time.
•The Fixed Charge Cover Ratio means, for any period, the ratio of:

a.	Consolidated EBITDA for such period less current Taxes based on income of the Borrower and its Subsidiaries and paid in cash with respect to such period, to

b.
Consolidated Fixed Charges for such period. Consolidated Fixed Charges is defined as, for any period, an amount equal to the sum (without duplication) of the amounts for such period of (i) Consolidated Cash Interest Expense, (ii) scheduled payments of the principal amount of debt payable by the Borrower or any of its Subsidiaries (excluding the principal paid on the 9.125% Series 1 Senior Unsecured Debentures if repaid by the Borrower), (iii) Unfunded External Payments and (iv) Unfinanced Net Capital Expenditures, all of the foregoing as determined on a consolidated basis for the Borrower and its Subsidiaries for such period in conformity with GAAP.

The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate ("LIBOR") (all such terms as used or defined in the Credit Facility), plus applicable margins. In each case, the applicable pricing margin depends on our Total Debt to trailing 12-month Consolidated EBITDA ratio. The Credit Facility is secured by a first priority lien on all of our existing and after-acquired property.
Compared to the Previous Credit Facility, the Credit Facility provides a 125 basis point improvement to pricing on borrowed funds, where the Total Debt to trailing 12-month Consolidated EBITDA ratio is less than 2.25:1 and a 45% reduction in standby fees on the undrawn portion of the Revolver capacity.
Borrowing activity under the Credit Facility
As of September 30, 2015, there was $2.4 million issued and undrawn letters of credit under the Revolver and a $29.6 million unpaid balance for the Term Loan. The September 30, 2015 borrowing base allowed for a maximum draw of $95.2 million, limiting our unused borrowing availability against the Revolver to $63.2 million.
As at December 31, 2014 under the Previous Credit Facility, there was a $5.5 million drawdown against the revolving facility (under Tranche A) and $5.1 million of issued and undrawn letters of credit (under Tranche B). As at December 31, 2014, our unused borrowing availability under the Revolver was $54.5 million.
For a complete discussion on our Previous Credit Facility, including covenants, calculation of the borrowing base, the pricing margin schedule, allowable capital lease debt and our credit rating, see "Resources and Systems - Credit Facility" and "Resources and Systems - Debt Ratings" in our most recent annual MD&A for the year ended December 31, 2014.

Securities and Agreements
Capital Structure
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares.
Effective December 18, 2014, we commenced a normal course issuer bid for the purchase and cancellation of 1,771,195 outstanding voting common shares in the United States primarily through the facilities of the New York Stock Exchange ("NYSE"). During the nine months ended September 30, 2015, we purchased and subsequently cancelled 1,271,195, voting common shares. The voting common shares purchased in the United States since the inception of the US purchase program were at a volume weighted average price of US$2.91 per share.
All purchases of shares in the United States were made in compliance with Rule 10b-18, under the US Securities Exchange Act of 1934, whereby the safe harbor conditions limited the number of shares that could be purchased per day to a maximum of 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, with certain exceptions permitted for block trading. The price per share, for all but the block trades, was based on the market price of such shares at the time of purchase, in accordance with regulatory requirements.
On August 14, 2015 we commenced a normal course issuer bid in Canada through the facilities of the Toronto Stock Exchange ("TSX"), to purchase up to 532,520 of our voting common shares which, at that time, represented 2.3% of the public float (as defined in the TSX Company Manual). During the three and nine months ended September 30, 2015, we purchased and subsequently cancelled 153,900 voting common shares. The voting common shares purchased in Canada since the inception of the Canadian purchase program were at a volume weighted average price of CDN$2.84 per share. For a complete discussion on the TSX normal course issuer bid see "Significant Business Events" in this MD&A.
On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at October 31, 2015, there were 33,528,901 voting common shares outstanding, which included 1,253,479 common shares held by the trust and classified as treasury shares on our consolidated balance sheet (33,528,901 common shares, including 1,248,579 common shares classified as treasury shares at September 30, 2015). We did not have non-voting common shares outstanding on any of the foregoing dates. Additionally, as at September 30, 2015, there were an aggregate of 1,463,000 vested and unvested options outstanding under our Amended and Restated 2004 Share Option Plan which, in the event of full vesting and exercise, would result in the issuance of 1,463,000 common voting shares.
For a more detailed discussion of our share data, see "Description of Securities and Agreements - Capital Structure" in our annual AIF for the year ended December 31, 2014.
9.125% Series 1 Debentures
We repurchased $1.0 million face value of our Series 1 Debentures on April 6, 2015 (at $100.50 per $100 of face value plus accrued and unpaid interest) and $0.3 million face value of our Series 1 Debentures on April 16, 2015 (at par plus accrued and unpaid interest).
On August 14, 2015, we redeemed $37.5 million of the Series 1 Debentures (at 101.52% of the principal amount plus accrued and unpaid interest). On September 28, 2015 we repurchased $0.1 million of the Series 1 Debentures at par, plus accrued and unpaid interest in a market transaction. These transactions brought our outstanding Series 1 Debentures balance to $19.9 million.
For a full discussion on our Series 1 Debentures please see “Description of Securities and Agreements - 9.125% Series 1 Debentures” in our annual AIF for the year ended December 31, 2014.
Internal Systems and Processes
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under

NOA

Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Vice President, Finance, to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Vice President, Finance, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Vice President, Finance concluded that as of September 30, 2015 such disclosure controls and procedures were effective.
Management’s Report on Internal Control over Financial Reporting
There have been no changes to our internal controls over financial reporting (“ICFR”) for the three and nine months ended September 30, 2015 that have materially affected, or are reasonably likely to affect, our ICFR.
Accounting Pronouncements
Issued accounting pronouncements not yet adopted

•	Revenue from Contracts with Customers

◦
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and in August 2015 ASU No. 2015-14 Revenue from Contracts with Customers (Topic 606), Deferral of the Effective Date. This ASU will be effective commencing January 1, 2018. We are currently assessing the effect the adoption of this standard will have on our consolidated financial statements.

•	Compensation - Stock Compensation

◦
In May 2014, the FASB issued ASU No. 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This ASU will be effective commencing January 1, 2016, with early adoption permitted. We are currently assessing the impact that the adoption of this standard will have on our consolidated financial statements.

•	Consolidation - Amendments to the Consolidation Analysis

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In February 2015, the FASB issued ASU No. 2015-02, Consolidation - Amendments to the Consolidation Analysis (Subtopic 810). This ASU will be effective commencing January 1, 2016, with early adoption permitted. We are currently assessing the impact that the adoption of this standard will have on our consolidated financial statements.

•	Interest - Imputation of Interest

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In April 2015, the FASB issued ASU No. 2015-03, Interest - Imputation of Interest (Subtopic 835-30) and in August 2015 ASU No. 2015-15, Imputation of Interest (Subtopic 835-30). This ASU will be effective commencing January 1, 2016, with early adoption permitted for financial statements that have not been previously issued. We are currently assessing the impact that the adoption of this standard will have on our consolidated financial statements.

For a complete discussion of accounting pronouncements, see the "Recent accounting pronouncements" section of our Consolidated Financial Statements for the three and nine months ended September 30, 2015 and notes that follow, which sections are expressly incorporated by reference into this MD&A.
Critical Accounting Estimates
The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2014.
G. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS
This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “position” or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

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The expectation that the redemption of $37.5 million of Series 1 Debentures that is being financed through the Credit Facility's Term loan and available cash will realize $2.3 million in savings on our annual interest expense.

•	The intention to pay an annual aggregate dividend of eight ($0.08) Canadian cents per common share.

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The expectation that we will likely not be eligible to realize any portion of the contingent proceeds for the achievement of the cumulative three year Piling Business EBITDA target if the Piling business does not achieve its minimum 2014 and 2015 targets.

•	That it will take several quarters before a recovery from the current downturn in the oil industry starts.

•	The expectation that our oil sands clients will continue to grow their production in order to dilute operating costs per barrel.

•	The expectation that there will be no new oil sands mines announced until oil prices are much higher.

•	The expectation that over the medium to long term our customers’ drive for increased production should lead to greater volumes of recurring mine services for us.

•	Our expectation that we will be at least as busy with earthworks this winter as we were last winter.

•	Our anticipation of an initial site access earthworks project being released for tender in the coming year.

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The belief that we will be able to lower our cost of debt, improve our balance sheet and improve our cost structure and that the same will allow us to remain competitive in pricing our services and to take advantage of organic growth and acquisition opportunities if they arise.

•	Our expectation that we will not experience a strike or lockout.

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The belief that we have the capital resources to fund our planned annual capital spending program and meet current and future working capital and debt servicing requirements through existing cash balances, cash provided by operating activities for the remainder of this year and borrowings under our Credit Facility.

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Our anticipation that we may increase our capital expenditures to $35.0 million and that we will continue leveraging our capital lease facilities to limit the amount of cash used for equipment replacement requirements.

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The expectation that our current cash position, projected cash flow from operating activities, along with existing availability under both our leasing facilities and Credit Facility will be greater than our anticipated capital expenditures requirements, dividend payments, debt redemptions, securities purchases and the contractual maturities of our financial liabilities, as at September 30, 2015.

Assumptions
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•	our level of receivables, inventory and unbilled revenue, and our requirements for liquidity, are similar to our historical experience;

•	that interest rates remain at current levels;

•	our ability to continue to generate cash flow to meet our liquidity needs;

•	that the Piling Business EBITDA for 2016 will be similar to, or at least will not dramatically exceed, the Piling Business EBITDA for 2014 and 2015;

NOA

•	continuing demand for construction services, including in non-oil sands projects;

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that our continuous efforts in the realms of: safety management; service execution; equipment reliability; and cost reduction, should stand us in good stead to benefit from any recurring mine services work from our customers;

•	that oil prices do not drop significantly further such that our customers cut back on oil production;

•	that oil prices do not rise significantly in the short term such that a recovery takes places more quickly than anticipated;

•	that our oil sands customers continue to seek to lower their operating cost per barrel;

•	that oil sands mining and construction activity in Alberta does not decrease significantly further;

•	that decisions by our oil sands customers to start new mining projects depend largely on the price of oil;

•	that we are able to maintain our expenses at current levels;

•	that work will continue to be required under our master services agreements with various customers;

•	our customers' ability to pay in timely fashion;

•	our ability to successfully resolve all claims and unsigned change orders with our customers;

•	the oil sands continuing to be an economically viable source of energy;

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our customers and potential customers continuing to invest in the oil sands, other resource developments and provincial infrastructure projects and to outsource activities for which we are capable of providing services;

•	the continuing plans to construct the southern and east / west pipelines;

•	our ability to benefit from construction services revenue and to maintain operations support services revenue tied to the operational activities of the oil sands;

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our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;

•	our ability to access sufficient funds to meet our funding requirements will not be significantly impaired;

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our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;

•	our relationships with the unions representing certain of our employees continues to be positive; and

•	our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management;
and are subject to the risks and uncertainties highlighted in our MD&A for the year ended December 31, 2014 and in our most recently filed Annual Information form.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions” below, “Assumptions” and “Business Risk Factors” in our annual MD&A for the year ended December 31, 2014 and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.

Quantitative and Qualitative Disclosures about Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios.
To manage the exposure related to changes in market risk, we may use various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.
The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.
Foreign exchange risk
Foreign exchange risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.
At September 30, 2015, with other variables unchanged, the impact of a $0.01 increase (decrease) in exchange rates of the Canadian dollar to the US dollar on short-term exposures would not have a significant impact to other comprehensive income.
Interest rate risk
We are exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of our financial instruments. Amounts outstanding under our amended credit facilities are subject to a floating rate. Our Series 1 Debentures and capital lease obligations are subject to a fixed rate. Our interest rate risk arises from long-term borrowings issued at fixed rates that create fair value interest rate risk and variable rate borrowings that create cash flow interest rate risk.
In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. We may use derivative instruments to manage interest rate risk. We manage our interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.
At September 30, 2015, we had $29.6 million outstanding debt pertaining to our Term Loan under the Credit Facility (December 31, 2014 – $5.5 million).
H. GENERAL MATTERS
Additional Information
Our corporate office is located at Suite 300, 18817 Stony Plain Road, Edmonton, Alberta T5S 0C2. Our corporate head office telephone and facsimile numbers are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our AIF dated December 31, 2014, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and on our company website at www.nacg.ca.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Martin Ferron, the President and Chief Executive Officer of North American Energy Partners Inc., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended September 30, 2015.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2015 and ended on September 30, 2015 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: November 3, 2015

/s/ Martin Ferron
President and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Rob Butler, the Vice President of Finance of North American Energy Partners Inc. (principal financial officer), certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended September 30, 2015.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2015 and ended on September 30, 2015 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: November 3, 2015

/s/ Rob Butler
Vice President, Finance